Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 10 DATED APRIL 25, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our risk factors;
●	Update our management compensation;
●	Update our investment objectives and strategy; and
●	Update the description of our common stock.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. We are continuing to offer in this Follow-on Offering up to $57,903,648 in our common stock, which represents the value of the stock available to be offered as of December 8, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in our common stock. As of March 31, 2023, we had raised total aggregate gross offering proceeds of approximately $59,594,000 and had issued approximately 5,729,000 shares of common stock in the Offerings, purchased by approximately 3,500 unique investors.

The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.

Risk Factors

The following information supplements, and should be read in conjunction with, the section of our Offering Circular captioned “Risk Factors – Risks Related to Our Shares and Investments in Real Estate”:

Guarantees provided by us are subject to specific risks relating to the particular borrower and are subject to the general risks of investing in commercial real estate.

We may provide certain guarantees associated with the financing of certain investments. Such guarantees will involve risks relating to the particular borrower under the financing, including the financial condition and business outlook of the borrower, which borrower may be an affiliate of our Manager. In addition, borrowers who receive such guarantees are subject to the risks inherent in commercial real estate discussed in this offering circular.

Management Compensation

The following information supplements, and should be read in conjunction with, the section of our Offering Circular captioned “Management Compensation – Fees Paid by Unaffiliated and Affiliated Third Parties to our Manager or Affiliates of our Manager in Equity Assets – Special Purpose Entity”:

●	Construction Management/Capital Expenditure Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 5% of the aggregate expenditures in connection with services related to capital improvements.

Investment Objectives and Strategy

The following information supplements, and should be read in conjunction with, the section of our Offering Circular captioned “Investment Objectives and Strategy – Targeted Investments – Multifamily Equity and Preferred Equity Investments”:

In certain instances, we may provide certain guarantees associated with the financing of certain investments and may receive fees associated with such guarantees.

Description of Our Common Stock

The following information supplements the section of our Offering Circular captioned “Description of Our Common Stock – Distributions”:

As of April 25, 2023, cumulative since inception, we have paid 21 consecutive quarterly distributions to stockholders totaling over $10,000,000, of which approximately $3,500,000 was paid in cash and $6,500,000 was reinvested in our shares pursuant to the distribution reinvestment plan